UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Industrial Enterprises of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

456132208
(CUSIP Number)

November 18, 2008
(Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456132208	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ironwood Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 191,995
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 191,995
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 456132208	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a).	Name of Issuer: Industrial Enterprises of America, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

711 Third Avenue
New York, NY 10017

Item 2.	(a).	Name of Person Filing:

Ironwood Investment Management, LLC

(b).	Address of Principal Business Office or, if none, Residence:

Ironwood Investment Management, LLC
21 Custom House Street, Suite 240
Boston, MA 02110

(c).	Citizenship or Place of Organization: Massachusetts

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number: 456132208

CUSIP No. 456132208	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of
the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the
Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c.);
(d)	☐ Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C.
80a-8);
(e)	☒ An investment adviser in accordance with
section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in
accordance with section 240.13d-1(b)(1)(ii)
(F);
(g)	☐ A parent holding company or control person in
accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in
section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with section 240.13d-1(b)(1)
(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a).	Amount beneficially owned:	191,995

(b).	Percent of class:	0.7%

(c).	Number of shares as to which the person has:

(1)	Sole power to vote or to direct the vote:	191,995

(2)	Shared power to vote or to direct the vote:	0

(3)	Sole power to dispose or to direct the disposition of:
191,995

CUSIP No. 456132208	SCHEDULE 13G	Page 5 of 6 Pages

(4)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Yes.

Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledgeand belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 456132208	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD INVESTMENT MANAGEMENT, LLC

Date:	December 9, 2008	By:	/s/ Charles J. Daly
Charles J. Daly, Chief Compliance Officer